Filed by Thayer Ventures Acquisition Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thayer Ventures Acquisition Corporation

Commission File No.: 001-39791

This filing relates to the proposed business combination between Inspirato LLC and Thayer Ventures Acquisition Corporation pursuant to the terms of that certain Business Combination Agreement, dated as of June 30, 2021.

FREQUENTLY ASKED QUESTIONS: EMPLOYEES

1.	What is happening?

•

Today, Inspirato announced plans to become a publicly traded company through a business combination with Thayer Ventures Acquisition Corp. (“Thayer”) (NASDAQ: TVAC), a special purpose acquisition company (SPAC). We believe this transaction will help accelerate our growth strategy and supercharge our ability to expand our portfolio and deliver exceptional travel experiences for affluent travelers.

•

Upon completion of the business combination, which is expected to occur in the fourth quarter of 2021, the combined company will be named Inspirato and its Class A common stock is expected to be listed on NASDAQ under the ticker symbol ISPO.

2.	Is this good for Inspirato (and me)?

•	Yes. We expect this transaction will provide us with access to capital to take Inspirato to the next level.

3.	What is a SPAC and who is Thayer Ventures Acquisition Corp.?

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A special purpose acquisition company (SPAC) is formed for the purpose of effecting a business combination with a private operating company, such as Inspirato, ultimately transitioning the private company to become a public company through the transaction.

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Thayer is led by Co-CEOs Mark Farrell and Christopher Hemmeter, co-founders and Managing Directors of Thayer Ventures, a preeminent venture platform for travel and transportation entrepreneurs. Chris is expected to join the Inspirato Board but will not have an active role in day-to-day operations. No other Thayer employees are joining Inspirato.

•

Thayer is comprised of investors from the travel industry including major real estate owners, global hotel brands, industry experts and executives from leading corporations across the global travel sector, creating a network of relationships with major industry participants that we are poised to benefit from.

•	We’re thrilled to be going public with the support of Thayer, a great sponsor who understands our business, the incredible market opportunity and what we are capable of achieving.

4.	What is the implied enterprise value of the combined company?

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The transaction values the combined company at an enterprise value of approximately $1.1 billion and is expected to provide up to $260 million in net cash proceeds, assuming no redemptions from Thayer shareholders prior to closing the transaction, including a committed PIPE (private investment in public equity) totaling approximately $100 million.

•	Please note that we don’t get any of this capital until the combination is complete. Until then, we’re still considered a private company.

5.	Why did Inspirato decide to publicly list with a SPAC and not with a traditional IPO?

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We have determined that the SPAC model is the best path for Inspirato at the moment. We believe pursuing a public listing through a SPAC will allow us to quickly and efficiently access public markets and will provide us with flexibility and optionality, such as greater marketing abilities and access to the guidance and experience of Thayer.

•	Several other high-profile growth companies have announced plans to or recently gone public with SPACs, including DraftKings and Wheels Up, as well as many others across multiple industry sectors.

6.	Does this mean Inspirato is a public company today? When will the business combination close?

•

Nope, not yet! The process that now occurs is Thayer will file an S-4 registration statement, which then goes through the SEC review process. After that’s completed, Thayer will hold a shareholder meeting to vote on the transaction. If all goes well, we expect the transaction to close in the fourth quarter of 2021. At that time, Inspirato would become a publicly traded company.

7.	What is the approval process? Is it guaranteed that Inspirato will go public?

•	The respective boards of directors of Inspirato and Thayer have unanimously approved the proposed transaction.

•

There are no guarantees. Our potential public listing is contingent on completing the merger and receiving the necessary approvals, including from shareholders of Thayer and Inspirato, and satisfaction of customary closing conditions.

•	We expect the proposed transaction will be completed in the fourth quarter of 2021.

8.	Has the Inspirato executive team committed to stay on after the transaction is complete?

•	Yes, we expect the combined company will continue to be led by Brent, Brad, David, Web and the current executive team.

9.	Why does this transaction make sense?

•	Going public via this transaction is the next major step for Inspirato.

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We believe that accessing the public capital markets will help accelerate our growth strategy and supercharge our ability to deliver exceptional Inspirato experiences to our members as well as more and more affluent travelers.

•

Having access to the public markets will help us to fuel growth and subscriber acquisition through continued platform and technology investments, expand our property portfolio, and introduce products and services in adjacent lifestyle verticals.

10.	What does this mean for me?

•	We expect that our planned SPAC merger will result in little to no change in day-to-day responsibilities for most of our employees.

•	Upon the closing of the transaction, we expect to have a stronger financial profile to help accelerate our growth, which we believe will create more opportunities for everyone at the company.

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Importantly, there are strict rules that dictate how Inspirato and its employees are permitted to publicly speak about the company and its business endeavors during this process and in the future as a public company. Therefore, is it critical that no employees speak on behalf of the company to the media or other organizations about the company’s financials, upcoming deals, or make any forward-looking statements relating to future business conditions (see external communications section below).

11.	Will my reporting relationship change?

•	We do not anticipate changes to reporting relationships as a result of this transaction.

12.	What if I have Inspirato stock options? Will I receive more options?

•	We know many of you will have questions about what this transaction means for you individually, and we are committed to helping you understand all the details.

•	We are in the process of reviewing our compensation policies and will share more information once that has been finalized in the coming weeks.

•	It is our intention to implement a best-in-class public company employee equity plan.

13.	Will our Inspirato culture change?

•	No. We’re proud of the culture we’ve built here at Inspirato and do not expect it to change. We remain committed to creating an outstanding, inclusive work environment.

14.	Will there be layoffs?

•	There are no plans for layoffs. It will be business as usual at Inspirato. Employment decisions will continue to be based on performance and company needs.

15.	Will this transaction impact employee benefits and our vacation policy?

•	No, 2021 benefits are not expected to be impacted at this time.

16.	Can I buy stock in Inspirato? If so, when?

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Currently, you may not purchase shares or warrants in Thayer, the company Inspirato will merge with through this transaction (see the Insider Trading section below). Once Inspirato is public, subject to certain policies we will put in place to ensure compliance with federal securities laws, employees will be able to buy Inspirato stock on the open market.

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There will be certain “blackout” periods where stock cannot be bought or sold (typically when we are in the process of reporting our quarterly results). Our legal team will distribute additional information when we are close to the closing of the transaction.

17.	Will there be stock-based compensation?

•	We understand there are likely to be many questions about topics like this.

•	We are in the process of reviewing our compensation policies and will share more information once that has been finalized.

External Communications as a Public Company

18.	What can I communicate externally about this transaction to family and friends?

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Please don’t share any company information that is not publicly available, even with your friends and family. Not even spouses. This isn’t an arbitrary ask — it’s a legal mandate that we’re obligated to follow during this process.

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As we go through this process and become a public company, confidentiality is more important now than ever. Sharing confidential details about our business can jeopardize the deal and get both the company and any individuals that leak information into serious trouble with regulators.

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Today’s announcement will likely lead to questions from family and friends about Inspirato. You may share that this is an exciting and highly strategic transaction for Inspirato. If your family and friends are interested in more detail about the transaction, please refer them to our press release.

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In a similar vein, please don’t post or engage with (including liking, commenting or resharing) any stories on social media about this news. Reposting or liking content posted by Inspirato’s official company accounts, with no additional copy, is okay.

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We also ask that you please don’t engage in written communication about this topic internally, including email, Slack, text message, WhatsApp, etc. Instead, please refer to the press release and speak with your manager should you have questions.

19.	How do I handle press or investor inquiries?

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Today’s announcement will likely lead to increased media interest in Inspirato. It’s important that we speak in one voice, so please refrain from commenting on the transaction and refer all investor and media inquiries to our Executive Vice President of Marketing Jeff Hartman at [REDACTED], who will work with our communications advisors to vet and respond to each inquiry.

20.	What kind of disclosure must a U.S. public company provide?

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U.S. public companies must provide regular disclosure to the market of significant developments affecting their business and/or value of their securities. There are two general types of public disclosure obligations imposed on U.S. public companies. First, the company is obligated to file various periodic reports and statements with the SEC, all which are available to the general public. Each of these reports and statements requires the company to disclose and discuss various types of information relating to the company. Second, the company is subject to certain continuing obligations to disclose on a timely basis material information concerning the company, (i.e., acquisition, major contract outside our normal course of business, new director, etc.).

21.	How will becoming public change the way Inspirato communicates?

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The level of information flow will necessarily change as a result of public company obligations explained below. We will communicate with investors and other regulators on a quarterly and yearly basis, but must only discuss information that is contained in news releases, quarterly and annual SEC filings and annual reports, proxies, investor presentations and other publicly issued information.

22.	Where can I find SEC filings related to the transaction, and the combined company in the future?

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These filings can be found on the SEC’s website at www.sec.gov. Until the business combination is completed, they can be found by searching for filings related to Thayer. At some point in the future, these filings will also be found on our Inspirato website under the investor relations tab.

23.	Can I comment on or discuss Inspirato’s performance or how the business is doing?

•	No. You may not discuss or comment externally on the financial or operational health of the business or how it impacts projects on which you are working.

24.	Can I discuss future plans or business and/or growth projections as it relates to the work I do at Inspirato?

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No. During this process and in the future as a public company we will need to make sure that only specified persons discuss future plans or business projections about the company. Please do not discuss future plans or business projections externally.

25.	Members and/or partners are asking me questions about going public or about the health of our business. What should I tell them?

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We are strictly limited in our ability to speak about the performance of the business. As we go through this process to become a public company, confidentiality is more important now than ever. Sharing confidential details can jeopardize the deal and create regulatory trouble.

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We have already prepared communications to go out to our partners and members explaining the transaction and what this opportunity means for all of us. If your friends, family or business contacts want information regarding the transaction, please direct them to our press release.

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If someone asks you about the process of going public or company fundamentals, the best response is something polite like, “Thank you for your interest in Inspirato, but I cannot comment.” If pushed further, you can say something like, “I can’t speak to that, but I would be happy to connect you with the appropriate team members.”

26.	Can I forward or repost internal memos?

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No. Please do not forward to anyone or repost for public or private consumption any executive or internal memos. We send these materials to you in an effort to offer as much transparency as possible to our employees, and we request that you respect the confidential nature of these communications.

27.	Can I post on social media about Inspirato?

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Please be respectful and professional in all photos that you choose to upload from the workplace or associate in any way with Inspirato. Keep in mind the below restrictions: you cannot post any information related to topics including, but not limited to:

•	Inspirato’s financial performance (revenue, earnings, losses, etc.);

•	Confidential business and/or prospectus information;

•	A change in business-impacting trends;

•	A pending or prospective merger, acquisition or tender offer;

•	A pending or prospective contract or award;

•	The sale of significant assets, or a significant subsidiary;

•	Major changes in senior management; and

•	Any other material non-public information.

Insider Trading

28.	What is insider trading?

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Federal securities laws prohibit directors, officers, employees and others who are aware of material non-public information about a company from trading on that information. Disclosing material non-public information to others who then trade on it is also against the law, and both the person who discloses the information and the person who trades on it are liable. These illegal activities are commonly referred to as insider trading.

29.	What exactly is material non-public information?

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Material non-public information is any information about a company that has not reached the general marketplace and that would be important to investors who are deciding whether to trade its securities. A few examples of non-public information that could be considered material include significant contracts, financial forecasts or earnings estimates, major management changes, proposed mergers, acquisitions, or dispositions, major litigation, securities offerings, stock splits, or repurchases of company securities. Please inquire with your executive team leader if you have any questions about whether information you possess would constitute material non-public information.

30.	When is information considered “public”?

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Information becomes public when it is generally available. For example, information becomes “public” after it has been disclosed in an SEC filing or announced via a press release that is carried by a major wire service. However, even after information becomes generally available, employees are encouraged to wait at least two (2) full trading days before considering it “public” for trading purposes.

31.	Do the restrictions on insider trading apply only to employees?

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The law applies to officers, directors, employees, and agents of the company, as well as suppliers and consultants who have special access to such information. The law also applies to spouses, children, and anyone else in an employee’s home. Anyone can be an insider if he/she is trading securities on material non-public information.

32.	I often speak about business with my spouse, that’s not a problem, is it? I only occasionally reveal non-public information, and my spouse knows not to tell anyone else.

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This is a problem that could be costly for you and us. If your spouse were ever to use material non-public information given by you to buy or sell securities, both of you could be prosecuted for illegal insider trading, which could result in going to prison. You could also be prosecuted if your spouse shares the information with someone else and that person buys or sells the company’s securities. You should not disclose any non-public information to anyone, including your spouse.

33.	I would never trade on inside information, but what if I give my dad a tip just before a big news release…can he get in trouble?

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Yes. Legally, you cannot trade securities based on material non-public information if that information is obtained in the course of your employment. In addition, you cannot leak such information to others. This could lead to prosecution for illegal insider trading for both you and your dad, which could result in going to prison.

34.	These are a lot of rules. How will I ever know whether I can trade in the combined company’s securities?

•	Rest assured, our team will be available to help employees understand the various rules and requirements!

Forward-Looking Statements

This document may contain a number of “forward-looking statements. Forward-looking statements include information concerning Thayer’s or Inspirato’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether this proposed business combination will generate returns for shareholders. These forward-looking statements are based on Thayer’s or Inspirato’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this document, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Thayer’s or Inspirato’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement (the “Merger Agreement”) and the proposed business combination contemplated thereby; (b) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Thayer or other conditions to closing in the Merger Agreement; (c) the ability to meet Nasdaq’s listing standards following the consummation of the proposed business combination; (d) the inability to complete the private placement into Thayer; (e) the risk that the proposed business combination disrupts current plans and operations of Inspirato or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed business combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s recently released statement on accounting and reporting considerations for warrants in SPACs) which could result in the need for Thayer to restate its historical financial statements and cause unforeseen delays in the timing of the business combination and negatively impact the trading price of Thayer’s securities and the attractiveness of the business combination to investors; (i) the possibility that Inspirato may be adversely affected by other economic, business and/or competitive factors; (j) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (k) the risk of downturns in the travel and hospitality industry, including residual effects of the COVID-19 pandemic; and (l) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 referenced above and discussed below and other documents filed by Thayer from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Except as required by law, neither Thayer nor Inspirato undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in Thayer’s reports filed with the SEC and available at the SEC’s website at www.sec.gov.

Additional Information and Where to Find It

Additional information about the proposed business combination, including a copy of the Merger Agreement and investor presentation, will be provided in a Current Report on Form 8-K which will be filed by Thayer with the SEC and will also be available at www.sec.gov.

In connection with the proposed business combination, Thayer intends to file a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement and prospectus with respect to Thayer’s securities to be issued in connection with the proposed business combination that also constitutes a preliminary prospectus of Thayer and will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus contained therein, when it is declared effective by the SEC, will contain important information about the proposed business combination and the other matters to be voted upon at a meeting of Thayer’s shareholders to be held to approve the proposed business combination and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, Thayer’s shareholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/prospectus, as well as any amendments or supplements thereto, and all other relevant documents filed or that will be filed with the SEC because they will contain important information about the proposed business combination. When available, the definitive proxy statement/prospectus will be mailed to Thayer shareholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at the Special Meeting. Thayer shareholders will also be able to obtain copies of the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to TVAC@mzgroup.us.

The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in Solicitation

Thayer, Inspirato and their respective directors and officers may be deemed participants in the solicitation of proxies of Thayer shareholders in connection with the proposed business combination. Thayer shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Thayer in Thayer’s Annual Report on Form 10-K/A for the year ended December 31, 2020, as amended, which has been filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Thayer shareholders in connection with the proposed business combination and other matters to be voted upon at the Special Meeting will be set forth in the Registration Statement for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the Registration Statement that Thayer intends to file with the SEC.

Disclaimer

This communication is for informational purposes only and shall not constitute an offer to sell, a solicitation of a proxy, consent or authorization or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

FREQUENTLY ASKED QUESTIONS: CUSTOMER-FACING EMPLOYEES

1.	What has happened?

•

Today, Inspirato announced plans to become a publicly traded company through a merger with Thayer Ventures Acquisition Corp. (NASDAQ: TVAC), a special purpose acquisition company (SPAC). We believe this transaction will help accelerate our growth strategy and supercharge our ability to expand our portfolio and deliver exceptional travel experiences for our members.

•

Upon completion of the business combination, which is expected to occur in the second half of 2021, the combined company will be named Inspirato and its Class A common stock is expected to be listed on NASDAQ under the ticker symbol ISPO.

2.	Why is this exciting?

•	We believe this transaction will help us supercharge our ability to expand our portfolio and deliver exceptional travel experiences for members.

3.	Will going public impact Inspirato’s Club and Pass subscriptions?

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Currently, no changes are contemplated to our subscription offerings. We intend to continue adding amazing new luxury vacation homes, hotels and resorts, and custom experiences to our portfolio, to deliver more choice and value to our subscribers. We believe going public will allow us to do this even more quickly.

4.	Will going public change the pricing for Inspirato’s Club and Pass subscriptions?

•	We do not expect to make any changes to our subscription pricing as a result of this transaction.

5.	Will going public impact the travel experience and personalized service that Inspirato provides? Will there be changes to my Care team?

•	The Inspirato experience will remain the same. We do not anticipate this transaction will cause changes to your Care team.

6.	Is it guaranteed that Inspirato will go public? If Inspirato doesn’t go public, will that impact the company’s plans to expand the vacation portfolio?

•	There are no guarantees. Our potential public listing is contingent on completing the merger and receiving the necessary approvals.

•	Our goal is to grow our portfolio regardless of whether we go public. However, we believe that going public will allow us to do this more quickly.

7.	Will Inspirato’s executive team remain in place?

•	Yes. We expect that our CEO Brent Handler, President David Kallery, and the rest of our executive team will remain in place as we enter this new phase.

8.	Should I subscribe now, or wait until after Inspirato goes public?

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We would love to welcome you to Inspirato now and help you start making incredible memories with your loved ones. However, whether you join now or later, our Inspirato Pass and Club subscriptions and exceptional, personalized service will remain consistent.

9.	Can I buy shares in Inspirato now?

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Inspirato is not yet a public company. Upon completion of the business combination, which is expected to occur later this year, you will be able to purchase shares of the combined company on the open market.

Forward-Looking Statements

This document may contain a number of “forward-looking statements.” Forward-looking statements include information concerning Thayer’s or Inspirato’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether this proposed business combination will generate returns for shareholders. These forward-looking statements are based on Thayer’s or Inspirato’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this document, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Thayer’s or Inspirato’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement (the “Merger Agreement”) and the proposed business combination contemplated thereby; (b) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Thayer or other conditions to closing in the Merger Agreement; (c) the ability to meet Nasdaq’s listing standards following the consummation of the proposed business combination; (d) the inability to complete the private placement into Thayer; (e) the risk that the proposed business combination disrupts current plans and operations of Inspirato or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed business combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s recently released statement on accounting and reporting considerations for warrants in SPACs) which could result in the need for Thayer to restate its historical financial statements and cause unforeseen delays in the timing of the business combination and negatively impact the trading price of Thayer’s securities and the attractiveness of the business combination to investors; (i) the possibility that Inspirato may be adversely affected by other economic, business and/or competitive factors; (j) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (k) the risk of downturns in the travel and hospitality industry, including residual effects of the COVID-19 pandemic; and (l) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 referenced above and discussed below and other documents filed by Thayer from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Except as required by law, neither Thayer nor Inspirato undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in Thayer’s reports filed with the SEC and available at the SEC’s website at www.sec.gov.

Additional Information and Where to Find It

Additional information about the proposed business combination, including a copy of the Merger Agreement and investor presentation, will be provided in a Current Report on Form 8-K which will be filed by Thayer with the SEC and will also be available at www.sec.gov.

In connection with the proposed business combination, Thayer intends to file a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement and prospectus with respect to Thayer’s securities to be issued in connection with the proposed business combination that also constitutes a preliminary prospectus of Thayer and will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus contained therein, when it is declared effective by the SEC, will contain important information about the proposed business combination and the other matters to be voted upon at a meeting of Thayer’s shareholders to be held to approve the proposed business combination and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, Thayer’s shareholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/prospectus, as well as any amendments or supplements thereto, and all other relevant documents filed or that will be filed with the SEC because they will contain important information about the proposed business combination. When available, the definitive proxy statement/prospectus will be mailed to Thayer shareholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at the Special Meeting. Thayer shareholders will also be able to obtain copies of the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to TVAC@mzgroup.us.

The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in Solicitation

Thayer, Inspirato and their respective directors and officers may be deemed participants in the solicitation of proxies of Thayer shareholders in connection with the proposed business combination. Thayer shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Thayer in Thayer’s Annual Report on Form 10-K/A for the year ended December 31, 2020, as amended, which has been filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Thayer shareholders in connection with the proposed business combination and other matters to be voted upon at the Special Meeting will be set forth in the Registration Statement for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the Registration Statement that Thayer intends to file with the SEC.

Disclaimer

This communication is for informational purposes only and shall not constitute an offer to sell, a solicitation of a proxy, consent or authorization or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.